EXHIBIT 18

March 12, 2010

Reading International, Inc.
500 Citadel Drive, Suite 300
Commerce, CA  90040

Dear Sirs/Madams:

We have audited the consolidated financial statements of Reading International, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 12, 2010, which expresses an unqualified opinion.  Note 10 to such consolidated financial statements contains a description of your change in the date of your annual goodwill impairment test for one reporting unit during the year ended December 31, 2009.  In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/    DELOITTE & TOUCHE LLP

Los Angeles, California
March 12, 2010